SCHEDULE 13D

CUSIP No. 382410405	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)

GOODRICH PETROLEUM CORP.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $.20 par value
____________________________________________________________________________________
(Title of Class of Securities)

382410405

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2010

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 382410405	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000 Shares
	8	SHARED VOTING POWER 3,260,790 Shares
	9	SOLE DISPOSITIVE POWER 9,000 Shares
	10	SHARED DISPOSITIVE POWER 3,260,790 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,269,790 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.71%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 382410405	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 3,260,790 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 3,260,790 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,260,790 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 382410405	Page 4 of 5 Pages

ITEM 1.                      Security and Issuer

This Amendment No. 12 to the Statement on Schedule 13D heretofore filed on June 4, 2001 is filed with respect to the shares of common stock, $0.20 par value (“Common Stock”), of Goodrich Petroleum Corp. (the “Company”).  The address of the Company is 801 Louisiana, Suite 700, Houston, Texas 77002.  The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. (“ECH”), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the “Reporting Persons”) to reflect the following amendments to Item 3, Item 4 and Item 5.

ITEM 3.                      Source and Amount of Funds or Other Consideration

Since May 21, 2005, the Reporting Persons have purchased 1,111,440 shares of Common Stock for an aggregate consideration (exclusive of brokers’ commissions ) of $31,704,944.51.  During the same period, Austin has exercised 4,000 options for $19,400.  Also since May 21, 2005, Austin has received 14,209 shares of Common Stock as compensation for his services as director of the Company.  The shares of Common Stock purchased by the Reporting Persons have been acquired for investment purposes from ECH’s existing funds and from the existing funds of family trusts, the Josiah & Valer Family Revocable Trust, the Jackson Austin Lowery 2006 Grandchild Gift Trust, the Josiah Zane Sylvester 2006 Grandchild Gift Trust, the Anna Lake Elias Trust, and the Mary Kathleen Lowery 2006 Grandchild Gift Trust.

All dollar amounts are in U.S. dollars.

ITEM 4.                      Purpose of Transaction

The acquisitions of common stock to which this statement relates have been made for investment purposes.  Austin, as sole Managing Member of ECH, and as Trustee for certain family trusts, is filing this Amendment No. 12 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 5% of the Company’s Common Stock.  Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the oil and gas industry in general, with a view toward determining whether to hold, decrease, exercise, or from time to time add to these investments in common stock.  Austin, as sole Managing Member of ECH, and as Trustee for certain family trusts, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

ITEM 5.                      Interest in Securities of the Issuer

(a)           Austin is deemed beneficial owner of 3,269,790 shares of Common Stock in his capacity, as Trustee for certain family trusts and as sole Managing Member of ECH.  ECH is deemed beneficial owner of 3,260,790 shares of Common Stock. Based on the 37,556,917 shares of Common Stock outstanding as of May 4,  2010, as reported on the Company’s 10-Q filed on May 6, 2010, Austin and ECH’s deemed beneficial holdings represent, respectively, 8.71% and 8.68% of the Company’s Common Stock.

(b)           As Trustee of certain family trusts, Austin has the sole power to vote or to dispose or direct the disposition of 9,000 shares of Common Stock.  As sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to direct the disposition of 3,260,790 shares of Common Stock held by ECH.

(c)           No transactions in the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, of which the sale was an open market transaction.  Where applicable, prices do not include brokerage fees.

Reporting Person	Transaction	Date	Quantity	Price Per Unit
Austin	Award	5/20/2010	3,000	$12.75
Austin, on behalf of ECH	Sale	5/27/2010	3,000,000	$11.82

SCHEDULE 13D

CUSIP No. 382410405	Page 5 of 5 Pages

(d)           No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 7, 2010	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH